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                                                                      EXHIBIT 99



"Arthur Andersen LLP ("Andersen") has represented to us that: The audit of our financial statements as of September 29, 2001 and September 30, 2000 and for each of the three years in the period ended September 29, 2001 was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit."